Exhibit 99.1

NEWS RELEASE
CIBC completes purchase of 41% of American Century Investments, a leading U.S.-based asset manager
Toronto, Aug. 31, 2011 – CIBC (TSX: CM) (NYSE: CM) announced today that it has completed the acquisition of a 41% equity interest in American Century Investments, a leading U.S.-based asset management company, for US$848 million in cash.
The transaction will be immediately accretive and is expected to contribute approximately 15 cents per share to CIBC’s earnings in 2012 on a cash basis.
American Century manages approximately US$111 billion* in assets for a diversified mix of institutional, intermediary and retail investor clients. CIBC holds 10.1% of American Century’s voting rights and appoints two representatives to its 10-person board.
“Our investment in American Century complements our strong Canadian asset management franchise and provides a platform for CIBC’s growth internationally,” said CIBC President and Chief Executive Officer Gerry McCaughey. “It also underlines our confidence in the long-term potential of the asset management business, which has attractive demographic and risk characteristics.”
“Like CIBC, American Century has strong momentum in investment performance and asset inflows,” said Victor Dodig, Senior Executive Vice-President, CIBC, and Group Head, Wealth Management. “We are delighted to begin leveraging our combined strengths for further growth in Canada, the U.S. and internationally.”
American Century was ranked second among its peer group by Morningstar with 77% of assets held in four- or five-star rated funds as of July 31, 2011. It was also named the “Best Large Mutual Fund Company” at the 2009 Lipper Fund Awards.
“CIBC’s distribution strength and strategic commitment to American Century Investments will help our firm as we execute our growth through diversification strategy,” added Jonathan Thomas, President and Chief Executive Officer of American Century Investments.
About CIBC
CIBC is a leading Canadian-based global financial institution. Through our Retail and Business Banking, Wealth Management and Wholesale Banking businesses, CIBC provides a full range of financial products and services to almost 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. CIBC Wealth Management provides a comprehensive suite of wealth-building services through an extensive distribution network that includes CIBC Private Wealth Management, CIBC Wood Gundy and CIBC Investor’s Edge, to a broad range of self-directed investors, high net worth individuals, and institutional clients. In addition, CIBC Asset Management’s industry-leading investment solutions include the CIBC family of managed portfolio solutions and our two mutual fund families — CIBC and Renaissance Investments, while CIBC Global Asset Management provides global money management services for institutional, retail and high net worth clients.
About American Century Investments
American Century Investments is a leading privately held investment management firm, committed to delivering superior investment performance and building long-term client relationships since 1958. Serving investment professionals, institutions, corporations and individual investors, American Century Investments offers a variety of actively managed investment disciplines through an array of products including mutual funds, institutional separate accounts, commingled trusts and sub-advisory accounts. The company’s 1,300 employees serve clients from offices in New York; London; Hong Kong; Mountain View, Calif. and Kansas City, Mo. James E. Stowers Jr. is founder of the company, Jonathan S. Thomas is president and chief executive officer and Enrique Chang is chief investment officer. Through its ownership structure, more than 40 percent of American Century Investments’ profits support research to help find cures for genetically-based diseases including cancer, diabetes and dementia.
*Denotes unaudited year-to-date AUM as of July 31, 2011
A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our acquisition of an equity interest in American Century Investments and its impact on CIBC’s earnings, Wealth Management business and other operations and business lines; and CIBC’s financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements, including statements about CIBC’s acquisition of an equity interest in American Century Investments and its impact on CIBC’s earnings and businesses. These factors include but are not limited to the possibility that the anticipated benefits of the transaction are not realized as a result of such things as the strength of the economy and competitive factors in areas where we do business; credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; the resolution of legal proceedings and related matters; and our ability to anticipate and manage the risks associated with these factors. Additional information about these and other factors can be found in our 2011 Third Quarter Report to Shareholders and 2010 Annual Report. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement except as required by law.

For further information: CIBC Investor inquiries: Geoffrey Weiss, (416) 980-5093; Media inquiries: Rob McLeod, (416) 980-3714. American Century Investments media inquiries: Chris Doyle (816) 340-4638

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